

March 5, 2014

Via E-mail
Dawn Holicky Pruitt
Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

> **Re:** **AV Homes, Inc.**
> **Schedule TO-I**
> **Filed February 27, 2014**
> **File No. 005-20987**

Dear Ms. Pruitt:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

What Notes is the Company obligated to repurchase?

1.   Please update the disclosure as to the amount of Notes outstanding to be as of the most recent practicable date. See Item 1002(b) of Regulation M-A.

Agreement to be Bound . . ., page 5

2.   Please tell us how the disclosure in (ii) of the fourth bullet point is consistent with Section 29(a) of the Exchange Act.

3.   We note the disclosure in the last bullet point that indicates the issuer's determinations are final and binding. Revise to state that holders may challenge the issuer's

determinations in a court of competent jurisdiction. Please make corresponding revisions anywhere else in the offer document where this language appears.

Right of Withdrawal, page 7

4.   Please disclose the withdrawal rights provided by Rule 13e-4(f)(2)(ii).

Payment for Surrendered Notes, page 7

5.   We note that the offer expires March 27, 2014 and you will forward cash for payment on April 2, 2014. Please tell us how this anticipated timing from offer expiration until payment is consistent with Rules 13e-4(f)(5) and 14e-1(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny at (202) 551-3619 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions